Exhibit 99.8

Notice to ASX/LSE

Rio Tinto and Minmetals formalise joint venture for mineral exploration

7 June 2018

Rio Tinto and Minmetals have today formalised a Joint Venture Contract to establish a 50:50 joint venture to explore for world-class mineral deposits in China. It follows a Technical Collaboration Contract signed in November 2017 when both parties committed to a collaborative partnership in mineral exploration. The joint venture is subject to regulatory approvals.

Rio Tinto chief executive J-S Jacques and China Minmetals president Guo Wenqing witnessed the signing of the Joint Venture Contract by Rio Tinto Minerals Development Limited and Minmetals Exploration & Development Company Limited.

Rio Tinto chief executive J-S Jacques said, “The formalisation of the exploration joint venture is an important milestone in our growing partnership with China and Minmetals, who is an increasingly important player in the global mining industry. Our complementary strengths in exploration put us in the best possible position to find metals and minerals essential to human progress.”

China Minmetals Corporation president Guo Wenqing said, “The collaboration is very significant to Minmetals. Rio Tinto has rich prospecting experience and great discoveries worldwide, while Minmetals has solid technical expertise and extensive experience – the two strong partners will drive breakthroughs, pioneer progress, and promote the exchanges and collaboration of the global resource industry.”

The immediate priority for the joint venture will be mineral targets in China that are identified under the Technical Collaboration Agreement. The future collaboration of the parties will expand to exploration of global resources.

The registered capital of the joint venture will be RMB200M (US$31.3 million) with initial contributions of RMB35M (US$5.5 million) by each party within approximately 6 months of establishment of the joint venture. Any further capital contributions will be subject to unanimous approval of the parties and linked to agreed target areas.

Minmetals is considered to be a related party of Rio Tinto plc under the UK’s Financial Conduct Authority Listing Rules. The entry into the joint venture is a smaller related party transaction, falling within UK Financial Conduct Authority Listing Rule 11.1.10R.

LEI - 213800YOEO5OQ72G2R82

Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

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